Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue NW, Suite 500
Washington, D.C. 20036
202.822.9611

Direct Dial - (202) 419-8429

February 12, 2016

VIA EDGAR

Ms. Lauren Sprague, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”) File Nos. 333-40455 and 811-08495

Dear Ms. Sprague:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BXT, which was accepted via the EDGAR system at 2:32 p.m. on February 11, 2016 (Accession No. 0001582816-16-000479).  The Amendment erroneously designated March 1, 2016 as the new effective date for Post-Effective Amendment No. 195, Amendment No. 196.  No securities were sold in connection with the offering.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001582816-16-000479) filed under the EDGAR submission type 485BXT.

Please direct any inquiries regarding this application to my attention at the above referenced number or, in my absence, to Jessica D. Burt at (202) 419-8409.

Very truly yours, /s/Peter M. Hong Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire